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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 16(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
               FOR THE TRANSITION PERIOD FROM ________ TO ________

                         Commission file number 1-12534

                    NEWFIELD EXPLORATION COMPANY 401(K) PLAN

     (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                          NEWFIELD EXPLORATION COMPANY
                         363 NORTH SAM HOUSTON PKWY EAST
                                   SUITE 2020
                              HOUSTON, TEXAS 77060
                                 (281) 847-6000

       (Name of issuer of the securities held pursuant to the Plan of the address of its principal executive office)

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

                           NEWFIELD EXPLORATION COMPANY
                                   401(k) PLAN
                        INDEX TO FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2000

                                                                            Page
                                                                            ----
Financial Statements:
   Report of Independent Accountants......................................    1
   Statements of Net Assets Available for Benefits........................    2
   Statement of Changes in Net Assets Available for Benefits..............    3
   Notes to Financial Statements..........................................    4
Supplemental Schedule*:
   Schedule I - Schedule of Assets Held for Investment Purposes
     at End of Year.......................................................   10

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* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Newfield Exploration Company 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10, effective January 23, 2001, the Company acquired Lariat Petroleum, Inc. As a result of the acquisition, employees of Lariat Petroleum, Inc. became eligible to participate in the Plan subject to the provisions of the Plan document.

/s/ PRICEWATERHOUSECOOPERS LLP
June 12, 2001

                          NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                 -----------------------------
                                                      2000           1999
                                                 ------------     ------------
ASSETS
Investments, at fair value                       $  9,881,567     $ 10,805,087
Receivables:
   Participant notes                                  124,484          134,818
                                                 ------------     ------------
Net assets available for benefits                $ 10,006,051     $ 10,939,905
                                                 ============     ============


   The accompanying notes are an integral part of these financial statements.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                           Year Ended
                                                           December 31,
                                                               2000
                                                           -------------
Additions to net assets attributed to:
   Investment income:
      Interest                                             $     78,602
      Net depreciation in fair value of investments            (670,511)
                                                           -------------
                                                               (591,909)
                                                           -------------
   Contributions:
      Employer                                                  715,276
      Employee                                                  888,711
                                                           -------------
                                                              1,603,987
                                                          -------------
Total additions                                               1,012,078

Deductions from net assets attributed to:
   Benefit payments                                           1,940,817
   Administrative charges                                         1,043
   Participant notes receivable terminated
       due to withdrawal of participant                           4,072
                                                           -------------
Total deductions                                              1,945,932
                                                           -------------
Net decrease                                                   (933,854)
Net assets available for benefits at beginning of year       10,939,905
                                                           -------------
Net assets available for benefits at end of year           $ 10,006,051
                                                           =============


The accompanying notes are an integral part of these financial statements.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

    The following description of the Newfield Exploration Company 401(k) Plan (the "Plan") contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan document, however, governs the operations of the Plan and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan established effective January 1, 1989 and most recently amended and restated effective January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974("ERISA").

    Eligible Employees

    All employees of Newfield Exploration Company (the "Company") and certain of its affiliates, other than certain employees covered by collective bargaining agreements and nonresident aliens, are eligible to participate in the Plan.

    Contributions

    Participants may contribute an amount equal to not less than one percent nor more than 17 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a fixed income general account, 19 pooled separate accounts and Company stock as investment options for participants. Employee contributions are recorded in the semi-monthly contribution periods during which the Company makes payroll deductions from the participant's earnings.

    The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant during a contribution period, up to a maximum of 8 percent of the participant's compensation for such contribution period. Matching Company contributions are recorded in the same contribution period as employee contributions.

    Participant Accounts

    Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, and Plan earnings. Earnings are allocated by investment fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The amounts credited to a participant's accounts and the vested interest in those accounts determines the size of a participant's benefit under the Plan.

    Vesting

    Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service, and 100 percent vested after five years of service (active participants also become 100 percent vested at normal retirement age). In addition, if an active participant dies prior to attaining the Plan's normal retirement age, the participant's matching contribution account becomes 100 percent vested.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

    Benefit Payments

    On termination of service, a participant is entitled to receive the vested portion of his or her accounts. A Participant may elect to receive such vested portion in the form of a lump-sum payment, an annuity, or installment payments. A participant may also elect to receive distributions in the form of Company stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan document. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

    Participant Notes Receivable

    A participant may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balances, whichever is less. Loans and repayment of Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's accounts and bears interest at a rate commensurate with market rates for similar loans, as defined (5.80 percent for the year ended December 31, 2000).

2.  Summary of Accounting Policies

    Method of Accounting

    The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

    During the year ended December 31, 2000, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

    Investment Valuation

    Investments in the fixed income general account are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant Notes Receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

3.  Investments

    Investments that represent five percent or more of the Plan's net assets are separately identified below.

                                                                   December 31,
                                                                       2000
                                                                   ------------

    CIGNA Charter Guaranteed Income Fund                           $ 1,268,156
        interest rate, 5.50 percent
    CIGNA Fidelity Contrafund Fund                                     591,340
        units, 6,523
    CIGNA Fidelity Growth & Income Fund                                643,455
        units, 10,180
    CIGNA Janus Fund                                                   537,138
        units, 9,399
    CIGNA Janus Worldwide Fund                                       1,065,572
        units, 14,740
    CIGNA Warburg Pincus Capital Appreciation Fund (Advisor Shares)  1,573,218
        units, 26,539
    Newfield Exploration Company Common Stock                          980,998
        shares, 20,679

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

    Investment Performance

    During the year ended December 31, 2000, the Plan's investments (including interest, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) in value as follows:

                                                                   Year Ended
                                                                  December 31,
                                                                      2000
                                                                  -------------

    General Account:
        CIGNA Charter Guaranteed Income Fund                       $    67,555

    Pooled Separate Accounts:
        CIGNA Charter Large Company Stock Index Fund                    (8,861)
        CIGNA Charter Actively Managed Core Fixed Income Fund           20,910
        CIGNA Charter Corporate Bond Fund                                  913
        CIGNA Charter High Yield Bond Fund                              (7,456)
        CIGNA Fidelity Equity Income II Fund                            10,590
        CIGNA Fidelity Advisor Growth Opportunities Fund               (46,860)
        CIGNA Fidelity Contrafund Fund                                 (41,961)
        CIGNA Fidelity Growth & Income Fund                            (30,338)
        CIGNA Fidelity Magellan Fund                                   (28,660)
        CIGNA Fidelity Advisor Equity Growth Fund                      (48,775)
        CIGNA Janus Fund                                               (92,456)
        CIGNA Janus Worldwide Fund                                    (233,211)
        CIGNA Warburg Pincus Capital Appreciation Fund
          (Advisor Shares)                                             (99,387)
        CIGNA Warburg Pincus Emerging Growth Fund
          (Advisor Shares)                                             (65,949)
        CIGNA Warburg Pincus International Equity Fund
          (Advisor Shares)                                            (158,329)
        CIGNA American Century Ultra Fund                             (114,877)
        CIGNA Dreyfus Founders Growth Fund                             (40,440)
        CIGNA PBHG Growth Fund                                         157,370)
        CIGNA State Street Global Advisors Intermediate Bond Fund          851
                                                                   ------------
                                                                    (1,141,666)
    Newfield Exploration Company Common Stock                          471,155
    Participant Notes Receivable                                         7,979
                                                                   ------------
        Net decrease                                               $  (594,977)
                                                                   ============

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

4.  Investment Contract with Insurance Company

    The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract, which was 5.50 percent for the year ended December 31, 2000, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.  Related-Party Transactions

    Plan assets are invested in funds managed by CG Life, a wholly owned subsidiary of CIGNA Corporation. CG Life is the Plan's trustee and, as such, transactions with CG Life and its affiliates qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of common stock of the Company. Because the Company is the sponsor of the Plan, the Company and its affiliates qualify as parties-in-interest.

6.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Plan's assets will be distributed as soon as administratively feasible in accordance with the terms of the Plan.

7.  Tax Status

    The Plan is a prototype plan designed to be qualified pursuant to section 401(a) of the Internal Revenue Code ("IRC"). Accordingly, the Company believes that the net investment income of the trust established to hold the Plan's assets is exempt from federal income tax pursuant to IRC section 501(a) to the extent there is no unrelated business taxable income pursuant to IRC section
511. The Plan received a favorable determination letter dated April 28, 1998, from the Internal Revenue Service. The Company believes that the Plan is qualified, is operating as designed, and has no unrelated business taxable income; thus, no provision for federal income taxes is included in the Plan's financial statements.

8.  Reconciliation of Plan Financial Statements to the Form 5500

    Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

9.  Forfeitures

    Forfeitures result from Company contributions that remain in the Plan following the termination of employment of participants who had less than 100 percent vested interests in their matching contribution accounts. The forfeiture reserve of $82,125 at December 31, 2000, is available to offset contributions or pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan document.

10. Subsequent Event

    Effective January 23, 2001, the Company acquired Lariat Petroleum, Inc. As a result of the acquisition, employees of Lariat Petroleum, Inc. became eligible to participate in the Plan subject to the provisions of the Plan document.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN

          SCHEDULE H (PART IV) FORM 5500 - SCHEDULE OF ASSETS HELD FOR
               INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2000

Supplemental Schedule - Schedule I

                                                       (c)
                      (b)                Description of investment including                  (e)
         Identity of issuer, borrower,     maturity date, rate of interest,      (d)        Current
   (a)     lessor, or similar party       collateral, par or maturity value      Cost        value
   ---   -----------------------------   ------------------------------------   ------   ------------

    *    Connecticut General Life        CIGNA Charter Guaranteed Income Fund    N/A**   $  1,268,156
         Insurance Company

    *    Connecticut General Life        CIGNA Charter Large Company Stock       N/A**         85,626
         Insurance Company               Index Fund

    *    Connecticut General Life        CIGNA Charter Actively Managed Core     N/A**        219,385
         Insurance Company               Fixed Income Fund

    *    Connecticut General Life        CIGNA Charter Corporate Bond Fund       N/A**         11,002
         Insurance Company

    *    Connecticut General Life        CIGNA Charter High Yield Bond Fund      N/A**         51,446
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Equity Income II Fund    N/A**        174,448
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Advisor Growth           N/A**        211,300
         Insurance Company               Opportunities Fund

    *    Connecticut General Life        CIGNA Fidelity Contrafund Fund          N/A**        591,340
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Growth & Income Fund     N/A**        643,455
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Magellan Fund            N/A**        361,123
         Insurance Company

    *    Connecticut General Life        CIGNA Fidelity Advisor Equity           N/A**        395,567
         Insurance Company               Growth Fund

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*  Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                           NEWFIELD EXPLORATION COMPANY
                                 401(k) PLAN
          SCHEDULE H (PART IV) FORM 5500 - SCHEDULE OF ASSETS HELD FOR
               INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2000

Supplemental Schedule - Schedule I (continued)


                                                      (c)
                      (b)                Description of investment including                 (e)
         Identity of issuer, borrower,     maturity date, rate of interest,      (d)       Current
   (a)     lessor, or similar party       collateral, par or maturity value      Cost       value
   ---   -----------------------------   ------------------------------------    -----   ------------

    *    Connecticut General Life        CIGNA Janus Fund                        N/A**   $    537,138
         Insurance Company

    *    Connecticut General Life        CIGNA Janus Worldwide Fund              N/A**      1,065,572
         Insurance Company

    *    Connecticut General Life        CIGNA Warburg Pincus Capital            N/A**      1,573,218
         Insurance Company               Appreciation Fund (Advisor Shares)

    *    Connecticut General Life        CIGNA Warburg Pincus Emerging           N/A**        489,988
         Insurance Company               Growth Fund (Advisor Shares)

    *    Connecticut General Life        CIGNA Warburg Pincus International      N/A**        312,566
         Insurance Company               Equity Fund (Advisor Shares)

    *    Connecticut General Life        CIGNA American Century Ultra Fund       N/A**        474,310
         Insurance Company

    *    Connecticut General Life        CIGNA Dreyfus Founders Growth           N/A**        142,584
         Insurance Company               Fund

    *    Connecticut General Life        CIGNA PBHG Growth Fund                  N/A**        279,473
         Insurance Company

    *    Connecticut General Life        CIGNA State Street Global Advisors      N/A**         12,872
         Insurance Company               Intermediate Bond Fund

    *    National Financial              Newfield Exploration Company            N/A**        980,998
         Services Corporation            Common Stock

    *    Plan Participants               Participant Notes Receivable            N/A**        124,484

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*  Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        NEWFIELD EXPLORATION COMPANY
                                        401(k) PLAN

Date: June 29, 2001                            By:  /s/ MONA LEIGH BROUSSARD
                                                    ------------------------
                                                    Mona Leigh Broussard
                                                    Plan Administrator

                              INDEX TO EXHIBITS

 EXHIBIT
 NUMBER            DESCRIPTION
--------           -----------
* 23.1         --  Consent of PricewaterhouseCoopers LLP

----------
*      Filed herewith.